The Real Brokerage Inc. Names Sharran Srivatsaa as President

Brokerage leader joins Real to help amplify the Company's continued growth

TORONTO & NEW YORK---Dec. 12, 2022-- The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest growing publicly traded real estate brokerage, today announced the appointment of Sharran Srivatsaa as President, a newly created role, effective immediately. As President, the former brokerage head and industry advisor will be responsible for all aspects of the Company's growth, including agent attraction and education. Srivatsaa will be a key member of the senior leadership team as Real accelerates its strategy to build a tech-powered, agent-centric platform that offers home buyers and sellers a seamless end-to-end solution.

Srivatsaa joins Real after two decades of business and operational experience across the real estate, finance and technology sectors. A serial entrepreneur and highly regarded thought leader, speaker and advisor, he has had five successful exits in 19 years, including the sale of Teles Properties to Douglas Elliman in 2017. During his six-year tenure at Teles, Srivatsaa grew the brokerage from a single office in Beverly Hills, California, closing $300 million in real estate transactions annually, to 22 offices throughout Southern California closing $3.4 billion in real estate transactions annually.

"Sharran is an experienced leader with a deep understanding of residential real estate and what it takes to build a successful business that outperforms the marketplace," said Real Chairman and Chief Executive Officer Tamir Poleg. "The combination of Sharran's operational excellence and entrepreneurial spirit will be a huge asset to us as we continue to enter new markets, sharpen our culture of performance and expand our agent base."

Most recently, Srivatsaa was Principal of Srilo Ventures, an investment fund that focuses on investing in and advising technology companies and operating businesses in the consumer space. In 2018, he founded Kingston Lane, a marketing software platform for real estate agents and brokers and Highland Prime, a private equity firm focused on helping leadership teams scale their businesses and exit. Earlier in his career, Srivatsaa held investment advisory and corporate strategy positions at Goldman Sachs and Credit Suisse.

"Tamir and the team have built a very unique model. It's not often you find a culture where performance and collaboration coexist, but they do at Real, and it provides a foundation to build something great," Srivatsaa said. "I'm looking forward to helping to drive growth of the platform while empowering agents to realize their full potential."

Srivatsaa is a member of the Young Presidents Organization. He holds a bachelor's degree from Luther College and an MBA from Vanderbilt University, Owen Graduate School of Management.

All dollar figures shown herein are presented in USD.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's growth and the business and strategic plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for homebuyers and sellers. The company was founded in 2014 and serves 44 states, D.C., and three Canadian provinces with over 7,000 agents. Additional information can be found on its website at www.onereal.com.

For additional information, please contact:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com

201.564.4221